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                                                            Exhibit (a)(7)


ISLANDIA, N.Y., February 13, 1998 - In connection with its previously announced intention to acquire the shares of Computer Sciences Corporation, Computer Associates International, Inc. (NYSE: CA) is filing today a Hart Scott Rodino Premerger Notification with the United States Department of Justice and the Federal Trade Commission. The Company notified Computer Sciences Corporation of this filing.